UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
November 2022

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)
7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

RADA ELECTRONIC INDUSTRIES LTD.

Receipt of Withholding Tax Ruling

RADA Electronic Industries Ltd. (the “Company” or “RADA”) announces that on November 9, 2022, it received from the Israel Tax Authority (the “ITA”) a tax ruling (the “Withholding Tax Ruling”) with respect to withholding of Israeli tax applicable to the merger consideration in connection with the pending merger transaction involving RADA, Leonardo DRS, Inc. (“DRS”) and Blackstart Ltd (such merger, the “Merger”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement and Plan of Merger dated June 21, 2022, as amended (the “Merger Agreement”), submitted to the Securities and Exchange Commission as part of Exhibit 99.1 of the Company’s Form 6-K on June 21, 2022.

The Withholding Tax Ruling applies to (x) RADA’s shareholders to whom the ruling previously obtained by RADA, which applies to the “Interested Public” (as such term is defined below) (the “104H Tax Ruling”) does not apply or who elected out of the 104H Tax Ruling, and (y) employees and foreign-resident employees of RADA and its subsidiaries who are not included in the tax ruling obtained by RADA with respect to the tax treatment applicable to holders of RADA options issued to certain directors and employees of RADA under Section 3(i) and Section 102 of the Ordinance (the “102 Tax Ruling”). For more information concerning the 104H Tax Ruling see the Form 6-K furnished by RADA to the Securities and Exchange Commission on October 7, 2022. The Withholding Tax Ruling does not apply to controlling shareholders, defined as shareholders or holders of other rights who/that hold or have a right to buy, directly or indirectly (including by way of certain attribution rules from certain related parties): (i) at least 5% of the issued share capital of RADA, (ii) at least 5% in the voting rights in RADA, (iii) rights to receive at least 5% in RADA’s profits or its assets upon liquidation, or (iv) a right to nominate an officer or director of RADA (the “Controlling Shareholders”).

Shareholders of RADA, including holders holding their shares by way of brokers/banks/stock exchange members in Israel or overseas and holders whose RADA shares are registered directly with RADA’s transfer agent, American Stock Transfer & Trust Company LLC (the “Registered Shareholders”), and that meet all of the following conditions, are referred to in the 104H Tax Ruling as the “Interested Public” and therefore are subject to the 104H Tax Ruling and not the Withholding Tax Ruling:

1.
Purchased all of their rights in the Company after the initial public offering of the Company’s shares on NASDAQ, including former employees who purchased their shares by way of the exercise of share options, whose shares are held with a trustee, unless the treatment of the same employees is covered under the 102 Tax Ruling;

2.	Are not Controlling Shareholders (as defined above) of the Company on a fully diluted basis or non-fully diluted basis, prior to the Merger;
3.	Have not received a preliminary tax ruling in the past from the ITA that sets forth a tax arrangement regarding the taxation of the shares that they own that contradicts the 104H Tax Ruling;
4.	Are not subject to any other arrangement with the ITA that contradicts the 104H Tax Ruling; and
5.	With respect to Registered Shareholders, have signed their consent to the 104H Tax Ruling with 60 days of receipt of such ruling, in accordance with Section 3.29 of such ruling.

A holder that does not meet the definition of Interested Public, will be deemed not to meet such definition for all of his/her/its shares in the Company, and therefore will not be considered as part of the Interested Public for that certain part of his/her/its shares that meets all of the conditions for an “Interested Public”, even if such shares were purchased independently and separately from other shares.

You should carefully review the definition of Interested Public in order to determine whether you qualify as a member of this group. If you are a holder of RADA’s ordinary shares and you do not meet the definition of Interested Public, you are requested to immediately contact RADA’s CFO, Mr. Avi Israel via fax: +972-9885-5885 or email: Avi.I@rada.com. To the extent you do not meet the definition of Interested Public, the tax implications to you in connection with the Merger shall be in accordance with Israeli law and, if applicable to you, the Withholding Tax Ruling.

The following is a summary discussion of the material provisions of the Withholding Tax Ruling. The following summary is included for general information purposes only, is based upon current Israeli tax law and the provisions of the Withholding Tax Ruling and should not be construed as or considered to be tax advice to any particular holder of RADA shares. No assurance can be given that future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary is not intended to be, and does not constitute, a complete review of all material terms of the Withholding Tax Ruling, nor does it discuss all material aspects of Israeli tax consequences that may apply to particular holders of RADA shares (in light of their particular circumstances). YOU SHOULD CAREFULLY READ THE OFFICIAL, ORIGINAL HEBREW VERSION OF THE WITHHOLDING TAX RULING THAT WILL BE UPLOADED TO THE COMPANY’S WEB SITE UNDER THE “INVESTOR RELATIONS” SECTION (https://www.rada.com/investors) AND CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO YOU. An unofficial translation of the Withholding Tax Ruling is attached hereto as Exhibit 99.1. In the event of any discrepancy between the translation of the Withholding Tax Ruling and the official, original Hebrew version of the Withholding Tax Ruling, the official, original Hebrew version of the Withholding Tax Ruling shall govern. The Withholding Tax Ruling does not address any non-Israeli tax matters.

This Form 6-K is intended to provide general information to the RADA’s shareholders and foreign-resident employees of the main procedures shareholders and foreign-resident employees must follow in order to become eligible for exemption from tax withholding under Israeli law, to which they may be entitled under the Withholding Tax Ruling.

The Withholding Tax Ruling relates only to withholding tax and does not exhaust the ultimate tax liability of shareholders and holders of equity instruments issued to employees. Therefore, to the extent tax is withheld in accordance with the Withholding Tax Ruling and the shareholder or equityholder is eligible for an exemption from tax or for payment of a lower tax amount, such shareholder can apply for a refund of tax withheld by filing a tax return.

Please do not submit any of the forms or other materials detailed below to RADA, DRS or their representatives in connection with the Merger until requested to do so.

Exemption from Israeli Tax withholding with respect to Merger Consideration payable to foreign-resident (non-Israeli) shareholders holding their shares through foreign brokers and with respect to Registered Shareholders (other than ‘Interested Public’, as defined in the 104H Tax Ruling).

Generally, pursuant to the Withholding Tax Ruling, the Merger Consideration payable to foreign-resident (non-Israeli) shareholders holding their shares through foreign brokers (other than such shareholders holding shares through TASE members) and the Company’s foreign-resident (non-Israeli) registered shareholders is exempt from Israeli withholding tax. The exemption is provided to such shareholders who execute and provide the tax residency declaration form attached to the Withholding Tax Ruling as Appendix D. This exemption does not apply to foreign resident shareholders who receive Merger Consideration valued at more than $500,000 (based on the formula described in the Withholding Tax Ruling); such shareholders may nevertheless be eligible for an exemption from withholding tax in Israel by providing a valid withholding exemption certificate issued by the ITA.

Each individual shareholder must also provide a copy of his/her passport. Additionally, foreign resident shareholders receiving Merger Consideration in excess of $300,000, must provide a certificate of residency for tax purposes from the tax authority of his/her/its country of residency confirming his/her/its tax residency status.

Israeli Tax Withholding with respect to Merger Consideration payable to foreign-resident employees of RADA’s subsidiaries.

Generally, pursuant to the Withholding Tax Ruling, the Merger Consideration payable to foreign-resident employees of the Company’s foreign subsidiaries that did not perform any work in Israel in respect of their equity instruments, is exempt from Israeli withholding tax. This exemption does not apply to foreign resident employees who receive Merger Consideration valued at more than $500,000 (based on the formula described in the Withholding Tax Ruling); such employees may nevertheless be eligible for an exemption from withholding tax by providing a valid withholding exemption certificate issued by the ITA.

The eligibility for such exemption is subject to the submission, by the employee, of the tax residency declaration form attached to the Withholding Tax Ruling as Appendix E. Each foreign-resident employee must provide a copy of his/her passport and, to the extent receiving Merger Consideration in excess of $300,000, must also provide a certificate of residency for tax purposes from the tax authorities of his/her country of residency confirming his/her tax residency status.

Other shareholders and foreign-resident employees

Generally, pursuant to the Withholding Tax Ruling, the Merger Consideration payable to shareholders and foreign-resident employees who do not meet the requirements for an exemption from tax withholding as described above will be subject to tax withholding in accordance with the Ordinance and the rules promulgated thereunder or according to a valid withholding tax certificate issued by the assessing officer or the Professional Division at the ITA or according to another ruling issued by the ITA. Such recipients of Merger Consideration may nevertheless be eligible for an exemption from tax in Israel under Israeli law.

Exhibits

Annexed hereto and incorporated herein by reference is the following document:

Exhibit 99.1          Unofficial Translation to English of the Ruling issued by the Israel Tax Authority dated November 9, 2022(1)

____________________
(1)                    Unofficial English translation of the official, original version in Hebrew, which will be uploaded to the Company’s website as noted above.

Cautionary Statement Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the RADA’s and DRS’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their business and industry, management’s beliefs and certain assumptions made by RADA and DRS, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about RADA’s ability to obtain tax rulings from the ITA, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could”, “seek,” “see”, “would”, “might”, “continue”, “target” or the negative of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond RADA’s control. Although such statements are based on RADA’s own information and information from other sources RADA believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not be completed on anticipated terms and timing, in a timely manner or at all, which may adversely affect RADA’s or DRS’s respective business; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of the Withholding Tax Ruling, anticipated tax treatment, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the effect of the announcement or pendency of the transaction on the RADA’s or DRS’s respective business relationships, operating results, and business generally, the potential that RADA’s shareholders may not approve the Merger, litigation related to the Merger or otherwise and other risks and uncertainties affecting RADA, DRS and the Merger, including those described from time to time under the caption “Risk Factors” and elsewhere in DRS’s SEC filings and reports, including DRS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2022 and RADA’s Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. SEC filings for the Company are available on RADA’s website at https://www.rada.com/investors. We assume no obligation to update any forward-looking statements, which apply only as of the date of this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: November 14, 2022

EXHIBIT INDEX

NO.	DESCRIPTION

99.1	Unofficial Translation to English of the Ruling issued by the Israel Tax Authority dated November 9, 2022(1)

____________________
(1)                    Unofficial English translation of the official, original version in Hebrew, which will be uploaded to the Company’s website as noted above.